

SECI 07004089 ISSION
Washington, D.C. 20549

AB* 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG REAL ESTATE SECURITES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE, SUITE 1401
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, GRABER, PLOTZKER, & WARD, LLP
(Name – *if individual, state last, first, middle name*)

150 EAST 58TH STREET	NEW YORK	NY	10155
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

2 A

OATH OR AFFIRMATION

I, DOUGLAS P. HERCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG REAL ESTATE SECURITIES LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathyann Clarke
Notary Public-State of New York
No. 01CL6068060
Qualified In Kings County
Commission Expires December 24, 2009

Signature

PRESIDENT
Title

Kathyann Clarke
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

INDEPENDENT AUDITORS' REPORT

To the Members of
SG Real Estate Securities, LLC

We have audited the accompanying statement of financial condition of SG Real Estate Securities, LLC (a development stage company) (wholly owned by SG Holdings LLC) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SG Real Estate Securities, LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Davis, Graber, Plotzker & Ward, LLP

February 22, 2007

SG Real Estate Securities, LLC
(a development stage company)
Wholly owned by SG Holdings LLC
Statement of Financial Condition
December 31, 2006

Assets

Current:		
Cash and cash equivalents	$	16,417
Prepaid expenses and other		56,337
	$	72,754

Liabilities and Member's Capital

Current Liabilities:		
Accrued expenses	$	8,250
Member's capital, including deficit accumulated during the development stage of $204,005		64,504
	$	72,754

See accompanying notes to financial statements.

Note 1- Summary of Significant Accounting Policies

Description of Business

SG Real Estate Securities, LLC (the "Company") was organized on April 26, 2005 and submitted its broker-dealer application to the NASD in July 2005. The firm was formally approved by the NASD in January 2006 and began to solicit business opportunities in the first quarter of 2006. The Company's primary activities are to provide real estate advisory services and act as private placement agent for companies seeking capital from institutional investors. It is not anticipated that the Company will act as a principal or hold/invest funds on behalf of clients.

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

The Company is a limited liability company and, as such, does not pay federal or state income taxes on its taxable income. The Company's taxable income is passed to its members who are liable for individual income taxes on their respective shares.

New York City imposes a 4% tax on the net income of Limited Liability Companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Note 2 - Related Party Transactions

The Company, which has no personnel or facilities, entered into a Personnel and Facilities Arrangement (" Arrangement ") with an affiliated limited liability company ("Affiliate") on February 1, 2006. The agreement calls for a monthly fee to be paid to the affiliate based on the estimated monthly allocated time and facility expenses believed to be allocable to the Company. Expenses totaling $100,639 were allocated during the year ended December 31, 2006.

Note 3- Development Stage Operations

The Company was formed April 29, 2005. The Company, from its inception, has devoted its efforts primarily to administrative functions and developing business. No revenues have been earned from inception to December 31, 2006. The Company plans to cover its operating costs during the development stage by additional capital contributions from its member.

Note 4- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital not exceed a ratio of 15 to 1. At December 31, 2006, the Company had net capital of $8,167 and a net capital ratio of 1.01 to 1. The Company's minimum net capital requirement was $5,000.



Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5

To the Member of
SG Real Estate Securities, LLC

In planning and performing our audit of the financial statements of SG Real Estate Securities, LLC (a development stage company) (wholly owned by SG Holdings LLC) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by SG Real Estate Securities, LLC (A Development Stage Company) that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

February 22, 2007